Exhibit 21

Subsidiaries of the Registrant

The following is a list of the subsidiaries of Generations Bancorp NY, Inc.:

Name	State of Incorporation

Generations Bank	Federal

Generations Commercial Bank*	New York

Generations Agency, Inc.*	New York

* Wholly owned subsidiary of Generations Bank